CUSIP No. 156913303                                      Page 1 of 13 Pages


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 5)

            Under the Securities Exchange Act of 1934


             The Cerplex Group, Inc.(formerly known as
             Aurora Electronics, Inc.)
_________________________________________________________________
                        (Name of Issuer)



                  Common Stock, $.03 par value
_________________________________________________________________
                 (Title of Class of Securities)



                           156913303
_________________________________________________________________
                         (CUSIP Number)

Welsh, Carson, Anderson            Othon A. Prounis, Esq.
  & Stowe                          Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500        Maynard & Kristol
New York, New York  10022          45 Rockefeller Plaza
Attention:  Laura VanBuren         New York, New York  10111
Tel. (212) 893-9500                Tel. (212) 841-5700

_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        April 30, 1998
               __________________________________
                  (Date of Event Which Requires
                     Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

CUSIP No. 156913303                                      Page 2 of 13 Pages

1)   Name of Reporting Person            Welsh, Carson, Ander-
     S.S. or I.R.S. Identification       son & Stowe VII, L.P.
     No. of Above Person

_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds                          WC

_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware

_________________________________________________________________
Number of                7)   Sole Voting    94,376,549 shares
Shares Beneficially           Power          of Common Stock
Owned by Each                                (including shares
Reporting Person                             issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock and
                                             exercise of
                                             warrants)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-

                         ________________________________________
                         9)   Sole Disposi-  94,376,549 shares
                              tive Power     of Common Stock
                                             (including shares
                                             issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock and
                                             exercise of
                                             warrants)
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-

CUSIP No. 156913303                                      Page 3 of 13 Pages


11)  Aggregate Amount Beneficially           94,376,549 shares
     Owned by Each Reporting Person          of Common Stock
                                             (including shares
                                             issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock and
                                             exercise
                                             of warrants)
                         ________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

_________________________________________________________________
13)  Percent of Class
     Represented by                              66.7%
     Amount in Row (11)

_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 156913303                                      Page 4 of 13 Pages


1)   Name of Reporting Person            WCAS Information
     S.S. or I.R.S. Identification       Partners, L.P.
     No. of Above Person

_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds                          WC

_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware

_________________________________________________________________
Number of                7)   Sole Voting    1,252,643 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (including shares
Reporting Person                             issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-

                         ________________________________________
                         9)   Sole Disposi-  1,252,643 shares of
                              tive Power     Common Stock
                                             (including shares
                                        issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock)
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-

                         ________________________________________

CUSIP No. 156913303                                      Page 5 of 13 Pages


11)  Aggregate Amount Beneficially           1,252,643 shares of
     Owned by Each Reporting Person          Common Stock
                                             (including shares
                                             issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

_________________________________________________________________
13)  Percent of Class
     Represented by                               1.8%
     Amount in Row (11)

_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 156913303                                      Page 6 of 13 Pages


1)   Name of Reporting Person            WCAS Capital
     S.S. or I.R.S. Identification       Partners II, L.P.
     No. of Above Person

_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds                          WC

_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware
_________________________________________________________________
Number of                7)   Sole Voting    13,897,462 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (including shares
Reporting Person:                            issuable upon
                                             conversion of
                                             convertible
                                             preferred stock and
                                             exercise of
                                             warrants)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  13,897,462 shares of
                              tive Power     Common Stock
                                             (including shares
                                             issuable upon
                                             conversion of
                                             convertible
                                             preferred stock and
                                             exercise of
                                             warrants)

                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-

                         ________________________________________

CUSIP No. 156913303                                      Page 7 of 13 Pages


11)  Aggregate Amount Beneficially           13,897,462 shares of
     Owned by Each Reporting Person          Common Stock
                                             (including shares
                                             issuable upon
                                             conversion of
                                             convertible
                                             preferred stock and
                                             exercise of
                                             warrants)

_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

_________________________________________________________________
13)  Percent of Class
     Represented by                               16.6%
     Amount in Row (11)

_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 156913303                                      Page 8 of 13 Pages

                 Amendment No. 5 to Schedule 13D
                 ________________________________

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 12, 1996, Amendment No. 1 thereto filed on October 16, 1996, Amendment No. 2 thereto filed on July 9, 1997, Amendment No. 3 thereto filed on September 3, 1997 and Amendment No. 4 thereto filed on October 31, 1997 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 1.   Security and Issuer.
          ____________________

          Item 1 is hereby amended and restated to read in its entirety as follows:

          This statement relates to the Common Stock, $.03 par value ("Common Stock"), of The Cerplex Group, Inc.(formerly known as Aurora Electronics, Inc.), a Delaware corporation ("Cerplex" or the "Issuer"). The principal executive offices of the Issuer are located at 9477 Waples Street, Suite 150, San Diego, California 92121.

Item 2.   Identity and Background.
          ________________________

          Item 2 is hereby amended by removing James B. Hoover as a general partner of VII Partners and CP II Partners.

Item 3.   Source and Amount of Funds and Other Consideration.
          ___________________________________________________

          Item 3 is hereby amended by adding the following thereto:

          On April 30, 1998, the Issuer acquired Cerplex, Inc. (formerly known as The Cerplex Group, Inc.), a Delaware corporation ("Old Cerplex"), in a merger transaction (the "Merger"), pursuant to an Agreement and Plan of Merger among the Issuer, Holly Acquisition Corp. and Old Cerplex dated as of January 30, 1998 (the "Merger Agreement"). A copy of the Merger Agreement was filed with the Securities and Exchange Commission as Appendix A to the Joint Proxy Statement/Prospectus of the Issuer and Old Cerplex dated March 27, 1998, and any description thereof is qualified in its entirety by reference thereto. (After the completion of the Merger the Issuer changed its name from Aurora Electronics, Inc. to The Cerplex Group, Inc.) In connection with the Merger, WCAS VII, WCAS IP and the individual general partners of their respective general partners converted all shares of Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock held by them (with the exception of 30,000 shares of Convertible Preferred Stock held by WCAS VII) into Common Stock. Also in connection with the Merger, WCAS VII,

CUSIP No. 156913303                                      Page 9 of 13 Pages

WCAS IP and the individual general partners of their respective general partners purchased Units from the Issuer, each Unit consisting of 12 shares of 7% Senior Convertible Preferred Stock ("Senior Preferred Stock") and $1,000 principal amount of Series A Senior Subordinated Notes, at a purchase price of $2,200 per Unit. The Senior Preferred Stock was priced at $100 per share, and has a conversion price of $.25 per share. Each share of Senior Preferred Stock is convertible into 400 shares of Common Stock. In addition, WCAS CP II acquired 33,000 shares of Senior Preferred Stock in exchange for the cancellation by the Issuer of a note in the principal amount of $10,000,000.

          On July 31, 1997, WCAS VII and WCAS CP II acquired additional Warrants, exercisable immediately and expiring on July 31, 2002, which entitle WCA 411,971 and 14,500 shares, respectively, of Common Stock, at an exercise price of $1.70 per share. The Warrants were issued to WCAS VII and WCAS CP II in connection with the issuance by WCAS VII and WCAS CP II of certain guarantees to secure certain indebtedness of a wholly-owned subsidiary of the Issuer.

Item 5.   Interest in Securities of the Issuer.
          _____________________________________

          Item 5 is hereby amended and restated in its entirety as follows:

          The following information is based on a total of 70,658,670 shares of Common Stock outstanding after the completion of the Merger, and gives effect to the conversion of all shares of Convertible Preferred Stock and Senior Preferred Stock, and the exercise of all presently-exercisable Warrants, held by each of the entities and persons listed below:

          (a)

          WCAS VII and VII Partners
          _________________________

          WCAS VII owns 94,376,549 shares of Common Stock (including shares issuable upon conversion of 30,000 shares of Convertible Preferred Stock and 166,617 shares of Senior Preferred Stock and exercise of Warrants to purchase an aggregate 2,565,444 shares of Common Stock), or approximately 66.7% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS CP II and CP II Partners
          _____________________________

          WCAS CP II owns owns 13,897,462 shares of Common Stock (including shares issuable upon conversion of 33,000 shares of Senior Preferred Stock and exercise of Warrants to purchase an aggregate 90,251 shares of Common Stock), or approximately 16.6% of the Common Stock outstanding. CP II Partners, as the general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

CUSIP No. 156913303                                     Page 10 of 13 Pages


          WCAS IP and INFO Partners
          _________________________

          WCAS IP owns 1,252,643 shares of Common Stock (including shares issuable upon conversion of 2,274 shares of Senior Preferred Stock), or approximately 1.8% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          General Partners of VI Partners, CP II Partners and
          INFO Partners
          ____________________________________________________

          (i) Patrick J. Welsh owns 500,521 shares of Common
     Stock (including shares issuable upon conversion of 908 shares of Senior Preferred Stock), or approximately 0.7% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 751,721 shares of Common
     Stock (including shares issuable upon conversion of 1,365 shares of Senior Preferred Stock), or approximately 1.1% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 751,721 shares of Common
Stock (including shares issuable upon conversion of 1,365 shares of Senior Preferred Stock), or approximately 1.1% of the Common Stock outstanding.

          (iv) Richard H. Stowe owns 376,108 shares of Common
Stock (including shares issuable upon conversion of 683 shares of Senior Preferred Stock), or approximately 0.5% of the Common Stock outstanding.

          (v) Andrew M. Paul owns 251,460 shares of Common Stock
     (including shares issuable upon conversion of 457 shares of Senior Preferred Stock), or approximately 0.4% of the Common Stock outstanding.

          (vi) Thomas E. McInerney owns 438,031 shares of Common
     Stock (including shares issuable upon conversion of 795 shares of Senior Preferred Stock), or approximately 0.6% of the Common Stock outstanding.

          (vii) Laura VanBuren owns 23,962 shares of Common Stock
     (including shares issuable upon conversion of 43 shares of Senior Preferred Stock), or less than 0.1% of the Common Stock outstanding.

          (viii) Robert A. Minicucci owns 200,469 shares of
Common Stock (including shares issuable upon conversion of  364 shares of Senior Preferred Stock), or approximately 0.3% of the Common Stock outstanding.

CUSIP No. 156913303                                     Page 11 of 13 Pages

          (ix) Anthony J. deNicola owns 99,882 shares of Common
Stock (including shares issuable upon conversion of 181 shares of Senior Preferred Stock), or approximately 0.1% of the Common Stock outstanding.

          (x) Paul B. Queally owns 37,957 shares of Common Stock
(including shares issuable upon conversion of 69 shares of Senior Preferred Stock), or less than 0.1% of the Common
Stock outstanding.

          (b) The general partners of each of VII Partners, CP II Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities owned by WCAS VII, WCAS CP II and WCAS IP, respectively. Each of the general partners of VII Partners, CP II Partners and INFO Partners disclaims beneficial ownership of all securities other than the securities he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of VII Partners, CP II Partners and/or INFO Partners, as the case may be, in the securities owned by WCAS VII, WCAS CP II and/or WCAS IP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the securities owned by WCAS VII, WCAS CP II or WCAS IP.

CUSIP No. 156913303                                     Page 12 of 13 Pages


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          __________________________________________

          Item 6 is hereby amended by adding the following thereto:

          In November 1997, WCAS VII and WCAS CP II waived their respective rights to the issuances to each of them of additional Warrants as had been provided for by the terms of the Warrants issued to each of them on September 30, 1996, January 27, 1997, June 6, 1997 and July 31, 1997.

CUSIP No. 156913303                                     Page 13 of 13 Pages


                              Signature
                              _________



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 1998


                                   WELSH, CARSON, ANDERSON &
                                     STOWE VII, L.P.

                                   By:  WCAS VII Partners, L.P.,
                                        General Partner


                                   By: /s/ Laura VanBuren
                                        General Partner


                                   WCAS INFORMATION PARTNERS,
                                     L.P.

                                   By:  WCAS INFO Partners,
                                        General Partner


                                   By: /s/ Laura VanBuren
                                        Attorney-in-Fact


                                   WCAS CAPITAL PARTNERS II, L.P.

                                   By:  WCAS CP II Partners,
                                        General Partner


                                   By: /s/ Laura VanBuren
                                        General Partner